

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 14, 2009

<u>By facsimile to (702) 944-7100 and U.S. Mail</u>

Mr. Gregory P. Ruff
President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
QE Brushes, Inc.
6411 South Auer Street
Spokane, WA 99223

Re: QE Brushes, Inc.
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed September 8, 2009
        File No. 333-157970

Dear Mr. Ruff:

We reviewed the filing and have the comments below.

<u>General</u>

1.   We note your response to prior comment 1 that Mr. Ruff posted the classified in the Bull & Bear Financial Report offering to sell a shell company. Please explain to us in greater detail Mr. Ruff's association with the offer and sale of shell companies, and provide us the names of all shell companies that he has offered to sell in the past.

2.   Revised disclosures in response to prior comments 6 and 7 indicate that QE Brushes is in the process of making three different sizes of prototype toothbrush molds for small, medium, and large size dogs. Since QE Brushes' stated business purpose is the development, manufacturing, and sale of toothbrushes to clean canine and feline mouths, clarify the status of QE Brushes' feline toothbrush. For example, indicate whether the development of QE Brushes' feline toothbrush is in the planning stage, whether a prototype exists, the degree to which design has progressed, and whether further engineering is necessary.

Selling Shareholders, page 19

3.   Refer to prior comment 4. You must identify as a broker-dealer's affiliate any selling
        shareholder that is a broker-dealer's affiliate. Additionally, for a selling shareholder that
        is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

        • Purchased in the ordinary course of business the securities being resold.

        • Had no agreement or understanding, directly or indirectly, with any person to
          distribute the securities at the time of their purchase.

        If QE Brushes is unable to make the two representations noted above in the prospectus,
        QE Brushes must state in the prospectus that the selling shareholder is an underwriter.
        Language such as "may be deemed" an underwriter is unacceptable if the selling
        shareholder is an affiliate of an underwriter that cannot make these representations.

Manufacturing Our Product, page 29

4.   Disclosure in the fourth paragraph that it will take 14 to 21 days to make all the brushes,
        an additional 20 days for packaging, and three to four weeks for shipping is inconsistent
        with disclosure in the seventh paragraph that it will take 14 days to manufacture the
        brushes, three weeks to complete manufacturing and packaging the brushes, and almost
        30 days for shipping. Please reconcile the disclosures.

Known or Estimated Costs, page 35

5.   Refer to prior comment 11. Disclosure that QE Brushes paid JB Engineering Services
        $2,800.00 for design of the toothbrush is inconsistent with disclosure on page 28 that QE
        Brushes paid JB Engineering Services $3,498.10 for its services. Please reconcile the
        disclosures.

6.   We note the disclosure regarding the 125,000 shares issued to Mr. Robert Slack for his
        consulting design work of the toothbrush. Please reconcile with the disclosure in the last
        paragraph of Item 15 on page 46.

Liquidity and Capital Resources, page 36

7.   Disclosure that QE Brushes has a marketing strategy that it plans on implementing for
        "less than $10,000" is inconsistent with disclosures on page 35 of $500 for flyers, $250
        per pet fair, $3,500 plus $1,000 for TV commercials, $1,000 for targeted mailing, $1,200

for advertising on the Caesar Dog Whisper internet site, and $3,500 for travel expenses for marketing purposes. Please reconcile the disclosures.

Exhibit Index

8.   Refer to prior comment 13. As requested previously, include a caption or heading such as "Exhibit Index" for the exhibit index.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Scott P. Doney, Esq.
Cane Clark LLP
3273 East Warm Springs Road
Las Vegas, NV 89120